EXHIBIT 21.01

SOUTHWEST GAS CORPORATION
LIST OF SUBSIDIARIES OF THE REGISTRANT
AT DECEMBER 31, 2002

SUBSIDIARY NAME	STATE OF INCORPORATION OR ORGANIZATION TYPE

LNG Energy, Inc.	Nevada
Paiute Pipeline Company	Nevada
Northern Pipeline Construction Co.	Nevada
Southwest Gas Transmission Company	Partnership between Southwest Gas Corporation and Utility Financial Corp.
Southwest Gas Capital I	Delaware
Utility Financial Corp.	Nevada